Exhibit 99.1
UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Introduction

On June 19, 2015, Fly Leasing Limited (“Fly”) entered into an agreement to sell 33 aircraft (the “Portfolio”) to ECAF I Ltd. (the “Purchaser”) for $985.2 million, subject to certain adjustments (the “Transaction”). The sale agreement provides for delivery of the aircraft to the Purchaser over a period of up to 270 days from the date of the agreement, subject to customary closing conditions.

The Portfolio consists of:

Aircraft Type
Airbus A319	5
Airbus A321	2
Airbus A320	10
Airbus A330-300	1
Boeing 737-800	14
Boeing 777-300ER	1
Total	33

Fly has transferred 12 aircraft to the Purchaser as of September 30, 2015.

In connection with the Transaction, Fly and Fly Leasing Management Co. Limited (the “Manager”), a subsidiary of BBAM Limited Partnership, entered into an amendment (the “Amendment) dated as of June 19, 2015, to the Amended and Restated Fly Leasing Limited Management Agreement (the “Management Agreement”) dated as of December 28, 2012, by and among Fly and the Manager. Pursuant to the Amendment, the annual management fee payable by Fly to the Manager was reduced from $10.7 million to $5.7 million, effective as of July 1, 2015. In addition, Fly and the Manager also agreed to reduce the disposition fee to be paid to the Manager in connection with the Transaction. Whereas Fly generally pays a disposition fee of 1.5% of the aggregate gross proceeds in respect of dispositions, the Amendment provides that in respect of the Transaction, the aggregate disposition fee will be 1.2% of the aggregate gross proceeds in respect of such aircraft. The Amendment also provides for certain other changes to the Management Agreement that have no impact on these unaudited pro forma financial statements.

Pro forma information

The unaudited pro forma financial statements have been adjusted to give effect to the Transaction and the Amendment as if they had occurred as of June 30, 2015, in the case of the unaudited pro forma condensed balance sheet, and as of January 1, 2014, in the case of the unaudited pro forma condensed statements of income for the year ended December 31, 2014 and for the six months ended June 30, 2015.

Assumptions underlying the pro forma adjustments necessary to reasonably present the unaudited pro forma financial statements are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma financial statements. The unaudited pro forma financial statements reflect the adjustments that are (1) directly attributable to the Transaction and the Amendment, (2) factually supportable and (3) with respect to the pro forma statements of income, expected to have a continuing impact on our results of operations. The unaudited pro forma financial statements have been prepared based upon available information and estimates and assumptions that we believe are reasonable.

The closing and timing of aircraft deliveries to the Purchaser are subject to closing conditions including, among other things, novation of leases to the Purchaser and compliance with applicable loan covenants. The timing of each aircraft delivery will also result in certain economic adjustments to such aircraft’s base selling price.

The resulting gain on sale of aircraft to the Purchaser is not reflected in the unaudited pro forma condensed statements of income for the year ended December 31, 2014 and for the six months ended June 30, 2015 because such gain will not have a continuing impact on our results of operations.

Fly will repay certain underlying debt secured by aircraft in the Portfolio using proceeds received from the sale. The repayment of such underlying debt will result in non-cash write-offs of unamortized debt discounts and loan fees. In addition, certain loan agreements contain prepayment penalties that require Fly to pay breakage fees to the lenders when debt is repaid before its contracted maturity. These amounts are determined at the time debt is extinguished.  In instances where Fly has entered into interest rate swap agreements to hedge its interest rate exposure, it may terminate swap contracts in connection with the repayment of debt.  Additionally, the extinguishment of debt may result in swap ineffectiveness or loss of hedge accounting. The effects of losses on debt extinguishment and amounts related to swap ineffectiveness, dedesignation and termination have not been included in the unaudited pro forma condensed statements of income for the year ended December 31, 2014 or for the six months ended June 30, 2015.

Fly has incurred and will continue to incur expenses in connection with the Transaction that are not reflected in the pro forma financial statements.  These expenses include legal, accounting and other professional fees.

In addition to the pro forma adjustments to the historical consolidated financial statements, various other factors will have an effect on Fly’s results of operations.  You should read the pro forma financial statements in conjunction with information filed in reports by Fly with the Securities Exchange Commission, including Fly’s consolidated financial statements and related notes, “Management’s Discussion & Analysis of Financial Condition and Results of Operations”, and “Risk Factors” included in its Annual Report on Form 20-F for the year ended December 31, 2014 and subsequent Reports on Form 6-K. The unaudited pro forma financial statements are presented for illustrative purposes only and are not intended to be indicative of actual results that would have been achieved had the transactions described above actually been consummated as of the dates or for the periods presented. The unaudited pro forma financial statements also should not be considered representative of Fly’s future financial condition or results of operations.

Fly Leasing Limited
Unaudited Pro Forma Condensed Balance Sheet
As of June 30, 2015
 (Dollar amounts in thousands)

	Fly Historical	Pro forma Adjustments	Note	Pro forma Balance

Assets
Cash and cash equivalents	$350,220	$424,953	(1)	$775,173
Restricted cash and cash equivalents	111,897	(20,199)	(2)	91,698
Rent receivables	1,633	─		1,633
Investment in unconsolidated subsidiary	4,683	─		4,683
Flight equipment held for sale	933,662	(933,662)	(3)	─
Flight equipment held for operating leases, net	2,660,638	─		2,660,638
Fair value of derivative assets	487	(149)	(4)	338
Other assets	23,511	(4,573)	(5)	18,938
Total assets	$4,086,731	$(533,630)		$3,553,101
Liabilities
Accounts payable and accrued liabilities	$19,903	$ ─		$19,903
Rentals received in advance	17,781	(5,137)	(6)	12,644
Payable to related parties	3,328	─		3,328
Security deposits	59,153	(17,437)	(7)	41,716
Maintenance payment liabilities	250,425	(57,218)	(7)	193,207
Unsecured borrowings, net	690,280	─		690,280
Secured borrowings, net	2,268,900	(480,624)	(8)	1,788,276
Deferred tax liability, net	11,946	3,991	(9)	15,937
Fair value of derivative liabilities	21,100	(1,570)	(10)	19,530
Other liabilities	45,536	(3,574)	(11)	41,962
Total liabilities	3,388,352	(561,569)		2,826,783
Total shareholders’ equity	698,379	27,939	(12)	726,318
Total liabilities and shareholders’ equity	$4,086,731	$(533,630)		$3,553,101

Fly Leasing Limited
Unaudited Pro Forma Condensed Statement of Income
For the year ended December 31, 2014
 (Dollar amounts in thousands, except per share data)

	Fly Historical	Pro forma Adjustments	Note	Pro forma Balance

Revenues
Operating lease revenue	$404,668	$(94,804)	(13)	$309,864
Equity earnings from unconsolidated subsidiary	2,456	─		2,456
Gain on sale of aircraft	18,878	─	(14)	18,878
Interest and other income	662	─		662
Total revenues	426,664	(94,804)		331,860
Expenses
Depreciation	175,547	(45,918)	(15)	129,629
Interest expense	142,519	(17,542)	(16)	124,977
Selling, general and administrative	41,148	(7,976)	(17)	33,172
Ineffective, dedesignated and terminated derivatives	72	─	(18)	72
Net gain on extinguishment of debt	(3,922)	─	(19)	(3,922)
Maintenance and other costs	6,960	(2,885)	(20)	4,075
Total expenses	362,324	(74,321)		288,003
Net income (loss) before provision for income taxes	64,340	(20,483)		43,857
Provision (benefit) for income taxes	8,263	(2,560)	(21)	5,703
Net income (loss)	$56,077	$(17,923)		$38,154
Weighted average number of shares:
Basic	41,405,211			41,405,211
Diluted	41,527,584			41,527,584
Earnings per share:
Basic	$1.32			$0.89
Diluted	$1.32			$0.88

Fly Leasing Limited
Unaudited Pro Forma Condensed Statement of Income
For the six months ended June 30, 2015
 (Dollar amounts in thousands, except per share data)

	Fly Historical	Pro forma Adjustments	Note	Pro forma Balance

Revenues
Operating lease revenue	$221,787	$(48,707)	(13)	$173,080
Equity earnings from unconsolidated subsidiary	681	─		681
Gain on sale of aircraft	1,897	─	(14)	1,897
Interest and other income	1,003	─		1,003
Total revenues	225,368	(48,707)		176,661
Expenses
Depreciation	99,736	(25,586)	(15)	74,150
Aircraft impairment	65,398	─		65,398
Interest expense	76,529	(7,959)	(16)	68,570
Selling, general and administrative	18,837	(4,239)	(17)	14,598
Ineffective, dedesignated and terminated derivatives	1,492	─	(18)	1,492
Net loss on debt modification and extinguishment	6,169	─	(19)	6,169
Maintenance and other costs	2,663	(758)	(20)	1,905
Total expenses	270,824	(38,542)		232,282
Net loss before benefit for income taxes	(45,456)	(10,165)		(55,621)
Benefit for income taxes	(4,467)	(1,271)	(21)	(5,738)
Net loss	$(40,989)	$(8,894)		$(49,883)
Weighted average number of shares:
Basic	41,444,957			41,444,957
Diluted	41,444,957			41,444,957
Loss per share:
Basic and diluted	$(1.00)			$(1.22)

Notes to Unaudited Pro Forma Combined Condensed Statements

(1)	Represents the net cash proceeds from the Transaction after estimated: (i) selling fees and expenses, (ii) repayment of borrowings secured by aircraft in the Portfolio, (iii) loan prepayment penalties, (iv) swap breakage fees, and (v) remittance of maintenance reserve liabilities and security deposits to the Purchaser, assuming the Transaction closed on June 30, 2015.

(in thousands)
Selling price	$985,223
Selling fees and expenses	(14,108)
Principal balance of secured borrowings repaid with sale proceeds	(487,708)
Prepayment penalties on secured borrowings	(1,455)
Swap breakage fees	(1,544)
Maintenance payment liabilities remitted to Purchaser funded by unrestricted cash	(48,845)
Security deposits remitted to Purchaser funded by unrestricted cash	(6,610)
Estimated cash proceeds	$424,953

(2)	Represents the remittance to the Purchaser of an additional $20.2 million of security deposits and maintenance payment liabilities from restricted cash accounts held by Fly.

(3)	Represents the aggregate net book value of aircraft in the Portfolio as of June 30, 2015.

(4)	Represents the fair value of derivative assets anticipated to be terminated upon repayment of certain secured borrowings.

(5)	Represents the write-off of (i) unamortized lease costs and lease premiums on aircraft in the Portfolio and (ii) unamortized loan fees associated with secured borrowings, which are expected to be extinguished:

(in thousands)
Lease costs, net	$1,253
Unamortized lease premiums	417
Loan issuance costs, net	2,903
Total pro forma adjustment to other assets	$4,573

(6)	Represents rentals received in advance on leases of aircraft in the Portfolio.

(7)	Represents the security deposits and maintenance payment liabilities to be transferred to the Purchaser:

	Security Deposits	Maintenance Payment Liabilities
	(in thousands)
Funded from unrestricted cash accounts	$6,610	$48,845
Funded from restricted cash accounts	10,827	9,372
Total cash transferred to Purchaser	17,437	$58,217
Maintenance payment liabilities – fair value adjustment	─	(999)
Total pro forma adjustment	$17,437	$57,218

(8)	Represents the repayment of secured borrowings, net of unamortized debt discount:

(in thousands)
Securitization Notes	$221,084
Nord LB Facility	78,027
CBA Facility	32,659
Other Aircraft Secured Borrowings	155,938
Total principal repayments	487,708
Unamortized debt discount	(7,084)
Pro forma adjustment to secured borrowings, net	$480,624

(9)	Represents the net effect on Fly’s deferred tax liability resulting from the Transaction. An effective tax rate of 12.5% was used, as Fly and the majority of its subsidiaries are tax residents of Ireland and therefore subject to a corporate tax rate of 12.5% on its trading income.

(10)	Represents the fair market value of derivative liabilities anticipated to be terminated upon repayment of certain secured borrowings.

(11)	Represents the write-off of other liabilities associated with the Portfolio:

(in thousands)
Lease incentives, net	$2,974
Deferred rents payable	600
Total pro forma adjustment to other liabilities	$3,574

(12)	Represents the after tax impact of the Transaction to Fly’s retained earnings assuming a 12.5% effective tax rate.

(13)	Represents the operating lease revenues associated with the Portfolio, including end of lease income of $11.3 million and $2.4 million for the year ended December 31, 2014 and for the six month period ended June 30, 2015, respectively.

(14)	Excludes gain on sale of aircraft resulting from the Transaction because such gain will not have a continuing impact on Fly’s results of operations.

(15)	Represents the depreciation associated with the Portfolio.

(16)	Represents the interest expense and amortization of debt discounts and loan issuance costs associated with certain secured borrowings that will be extinguished with a portion of the sale proceeds.

(17)	Represents the management and servicing fees associated with the Portfolio.

For the year ended December 31, 2014:

(in thousands)
Rent fee	$2,793
Administrative fee	183
Reduction in management expense amount	5,000
Total pro forma adjustment	$7,976

For the six month period ended June 30, 2015:

(in thousands)
Rent fee	$1,631
Administrative fee	108
Reduction in management expense amount	2,500
Total pro forma adjustment	$4,239

Please refer to “Item 7. Major Shareholders and Related Party Transactions” in Fly’s Annual Report on Form 20-F for a description of the management and servicing fees paid by Fly. Pursuant to the Amendment, the management expense amount was reduced by $5.0 million, effective July 1, 2015.

(18)	In instances where Fly has entered into interest rate swap agreements to hedge its interest rate exposure, extinguishment of the borrowings secured by aircraft in the Portfolio could result in swap ineffectiveness and dedesignations of hedge accounting. The potential impact from such event has not been included in the pro forma statements of income.

(19)	Fly will extinguish certain secured borrowing associated with aircraft in the Portfolio which will result in non-cash write-offs of unamortized debt discounts and loan fees and certain prepayment penalties and breakage costs. Such amounts have not been included in the pro forma statements of income.

(20)	Represents the historical maintenance related expenses incurred on aircraft in the Portfolio.

(21)	Fly and the majority of its subsidiaries are tax residents of Ireland, subject to a corporate tax rate of 12.5% on its trading income. An effective tax rate of 12.5% was used for the pro forma statements of income.